

SE 16014610

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SEC FILE NUMBER
8-04077



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oppenheimer & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal 212-668-5782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Oppenheimer & Co. Inc. (the "Company"), as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chairman & Chief Executive Officer
Title

Subscribed and sworn to before me on this
20th day of February 2016



Notary Public



MARIA GONZALEZ
Notary Public - State of New York
NO. 01GO6207206
Qualified in Queens County
My Commission Expires 6/8/17

Oppenheimer & Co. Inc. and Subsidiaries
Table of Contents
As of December 31, 2015



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

We have audited the accompanying consolidated statement of financial condition of Oppenheimer & Co. Inc. and subsidiaries (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Oppenheimer & Co. Inc. and subsidiaries as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
As of December 31, 2015

(Expressed in thousands, except share amounts)

ASSETS		
Cash and cash equivalents	$	28,829
Deposits with clearing organizations (includes securities with a fair value of $24,188)		49,066
Receivable from brokers, dealers and clearing organizations		360,913
Receivable from customers, net of allowance of credit losses of $2,545		840,058
Securities purchased under agreements to resell		206,499
Securities owned, including amount pledged of $546,334 at fair value		726,566
Notes receivable, net of accumulated amortization and allowance for uncollectibles of $54,345 and $8,444, respectively		32,433
Office facilities, net of accumulated depreciation of $95,401		6,005
Deferred income tax, net		41,701
Other assets		99,153
Total assets	$	2,391,223
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Drafts payable	$	48,011
Bank call loans		100,200
Payable to brokers, dealers and clearing organizations		164,546
Payable to customers		594,836
Securities sold under repurchase agreements		651,445
Securities sold, but not yet purchased, at fair value		126,493
Income taxes payable		48,245
Accrued compensation		140,220
Accounts payable and other liabilities		129,982
Subordinated borrowings		112,558
Total liabilities		2,116,536
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding		76
Additional paid-in capital		297,504
Accumulated deficit		(20,846)
Accumulated other comprehensive loss		(689)
Less 369 shares of treasury stock, at cost		(1,358)
Total stockholder's equity		274,687
Total liabilities and stockholder's equity	$	2,391,223

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. (the "Company" and "Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a New York-based company and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act"). The Company is a member firm of the Financial Industry Regulatory Authority, the Intercontinental Exchange, Inc., known as ICE Futures U.S., the Commodities Futures Trading Commission and the National Futures Association. The Company is also a member of various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, the Company conducts business in Israel and Latin America.

2. Summary of significant accounting policies

Basis of Presentation

The consolidated statement of financial condition of the Company includes the accounts of the Company's wholly owned subsidiaries: Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities, which provides on-line investing as well as discount brokerage services; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel; Pace Securities, Inc. ("Pace"), Prime Charter Ltd., Old Michigan Corp. and Subsidiaries (inactive), and Reich & Co., Inc. (in liquidation).

These consolidated statement of financial condition have been prepared in conformity with accounting principles generally accepted in the United States of America.

Intercompany transactions and balances have been eliminated in the preparation of the consolidated statement of financial condition.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated statement of financial condition.

In presenting the consolidated statement of financial condition, management makes estimates regarding valuations of financial instruments, loans and allowances for credit losses, the outcome of legal and regulatory matters, goodwill, stock-based compensation plans, and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain areas in which estimates are a significant component of the amounts reported in the consolidated statement of financial condition follows.

Financial Instruments and Fair Value

Financial Instruments

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value.

Fair Value Measurements

The Company adopted the accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

The Company's financial instruments that are recorded at fair value generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. government, federal agency, and sovereign government obligations, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, municipal obligations, and certain money market instruments. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include less-liquid private label mortgage and asset-backed securities, and auction rate securities ("ARS").

Fair Value Option

The Company has the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. The Company may make a fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

Consolidation

The Company consolidates all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIEs") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. The Company reviews factors, including the rights of the equity holders and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the investee is a VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company. Accounting Standards Update ("ASU") No. 2010-10, "Amendments for Certain Investment Funds," defers the application of the revised consolidation rules for a reporting entity's interest in an entity if certain conditions are met. ASU No. 2015-02, "Consolidation - Amendments to the Consolidation Analysis," eliminates the deferral of the application of the revised consolidation rules and make changes to both the variable interest model and the voting model. Under this ASU, a general partner will not consolidate a partnership or similar entity under the voting model. The ASU is effective for the annual reporting period in the fiscal year that began after December 15, 2015 and early adoption is permitted. The Company will not early adopt this ASU. The adoption of this ASU will impact the disclosure of VIE's and will not have a material impact on its consolidated statement of financial condition.

Financing Receivables

The Company's financing receivables include customer margin loans, reverse repurchase agreements, and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements.

Allowance for Credit Losses

The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or re-pledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of fails to deliver. The Company monitors the market value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans to financial advisers as part of its hiring process. These loans are recorded as notes receivable on its consolidated statement of financial condition. Allowances are established on these loans if the financial adviser is no longer associated with the Company and the loan has not been promptly repaid.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable and cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to, the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill

The Company defines a reporting unit as an operating segment. The Company has goodwill of $10.8 million which is included in other assets on the consolidated statement of financial condition. Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the estimated fair value of a reporting unit is less than its carrying amount. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company's goodwill impairment analysis performed at December 31, 2015 applied the following valuation methodologies:

In estimating the fair value of the reporting unit, the Company uses the market comparable approach. The market comparable approach is based on comparisons of the subject company to public companies whose stocks are actively traded ("Price Multiples") or to similar companies engaged in an actual merger or acquisition ("Precedent Transactions"). As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. Each of these standard valuation methodologies requires the use of management estimates and assumptions. In its Price Multiples valuation analysis, the Company uses various operating metrics of comparable companies, including revenues, after-tax earnings, EBITDA as well as price-to-book value ratios at a point in time. The Company analyzes prices paid in Precedent Transactions that are comparable to the business conducted in the reporting unit. The Company weighs each of the valuation methods equally in its overall valuation. Given the subjectivity involved in selecting which valuation method to use, the corresponding weightings, and the input variables for use in the analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of the reporting unit.

Share-Based Compensation Plans

As part of the compensation to employees and directors, the Company uses stock-based compensation, consisting of restricted stock, stock options and stock appreciation rights. In accordance with ASC Topic 718, "Compensation - Stock Compensation," the Company classifies the stock options and restricted stock awards as equity awards, which requires the compensation cost to be recognized on the consolidated statement of operations at grant date fair value. The fair value of restricted stock awards is determined based on the grant date closing price of the Parent's Class A Stock adjusted for the present value of the dividend. The fair value of stock options is determined using the Black-Scholes model using a forfeiture rate based on historical results. Key assumptions used to estimate the fair value include the expected term and the expected volatility of the Parent's Class A Stock over the term of the award, the risk-free interest rate over the expected term, and the Company's expected annual dividend yield.

The Company classifies stock appreciation rights ("OARs") as liability awards, which requires the fair value to be remeasured at each reporting period until the award vests. The fair value of OARs is determined using the Black-Scholes model at the end of each reporting period. The adjusted liability is amortized on a straight-line basis over the vesting period.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Reverse repurchase agreements and repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The Company can present the reverse repurchase and repurchase transactions on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

Notes Receivable

Notes receivable represent recruiting and retention payments generally in the form of upfront loans to financial advisers and key revenue producers as part of the Company's overall growth strategy. These notes are generally forgiven and amortized over a service period of 3 to 5 years from the initial date of the note or based on productivity levels of employees. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period.

Office Facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3-7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized, as reductions to lease expense, on a straight-line basis over the life of the applicable lease. Deferred rent is included in accounts payable and other liabilities in the consolidated statement of financial condition.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

Foreign Currency Translations

Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; and non-monetary assets and stockholder's equity at historical rates. The functional currency of Oppenheimer Israel (OPCO) Ltd. is the Israeli Shekel.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company permanently reinvests eligible earnings of its foreign subsidiary and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

New Accounting Pronouncements

Recently Adopted

In April 2014, the FASB issued ASU No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." Under this ASU, a discontinued operation is defined as a disposal of a component or group of components that is disposed of and represents a strategic shift that has or will have a major effect on an entity's operation. The ASU also modified related disclosure requirements. The ASU became effective for the annual reporting period in the fiscal year that began December 15, 2014. The adoption of this accounting guidance did not have a material impact on the Company's consolidated statement of financial condition.

In June 2014, the FASB issued ASU No. 2014-11, "Transfers and Servicing - Repurchase-to-Maturity Transactions, Repurchase Financing, and Disclosures," which makes amendments to the guidance in Accounting Standards Codification 860 on accounting for certain repurchase agreements. The ASU is effective for the annual reporting period in the fiscal year that began December 15, 2015, except for the disclosures related to transactions accounted for as secured borrowings, which became effective for the period began on or after March 15, 2015. The adoption of this accounting guidance did not have a material impact on the Company's consolidated statement of financial condition. See Note 6, Collateralized transactions, below.

In November 2014, the FASB issued ASU No. 2014-17 "Business Combination - Pushdown Accounting." The ASU gives the acquired entity the option of applying pushdown accounting in its stand-alone financial statements upon a change-in-control event. The ASU became effective upon issuance. The adoption of this accounting guidance did not have a material impact on the Company's consolidated statement of financial condition.

Recently Issued

In June 2014, the FASB issued ASU No. 2014-12, "Compensation - Stock Compensation." The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based award as performance conditions that affect vesting. The ASU is effective for the annual reporting period in the fiscal year that began December 15, 2015 and early adoption is permitted. The Company will not early adopt this ASU. The adoption of the ASU will not have a material impact on its consolidated statement of financial condition.

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern," which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The ASU requires management of an entity to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements and also provide disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2016 and early adoption is permitted. The Company will not early adopt this ASU. The Company is currently evaluating the impact on its disclosure.

In February 2015, the FASB issued ASU No. 2015-02, "Consolidation - Amendments to the Consolidation Analysis," to eliminate the deferral of the application of the revised consolidation rules and make changes to both the variable interest model and the voting model. Under this ASU, a general partner will not consolidate a partnership or similar entity under the voting model. The ASU is effective for the annual reporting period in the fiscal year that began after December 15, 2015 and early adoption is permitted. The Company will not early adopt this ASU. The adoption of the ASU will impact the disclosure of VIEs but will not have a material impact on its consolidated statement of financial condition.

In May 2015, the FASB issued ASU No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)," which removes the requirement to categorize within the fair value hierarchy all investments measured using the net asset value per share practical expedient and related disclosures. The ASU is effective for the annual reporting periods in the fiscal year that began after December 15, 2015 and early adoption is permitted. The Company will not early adopt this ASU. The adoption of the ASU will not have a material impact on its consolidated statement of financial condition.

3. Receivable from and payable to brokers, dealers and clearing organizations

(Expressed in thousands)

	As of December 31, 2015
Receivable from brokers, dealers and clearing organizations consist of:	
Securities borrowed	$ 224,672
Receivable from brokers	49,458
Securities failed to deliver	7,799
Clearing organizations	25,030
Other	53,954
Total	$ 360,913
Payable to brokers, dealers and clearing organizations consist of:	
Securities loaned	$ 130,658
Payable to brokers	3,316
Securities failed to receive	21,513
Clearing organizations and other	9,059
Total	$ 164,546

4. Fair value measurements

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period.

Securities Owned and Securities Sold, But Not Yet Purchased at Fair Value

(Expressed in thousands)

	As of December 31, 2015	
	Owned	Sold
U.S. Government, agency and sovereign obligations	$ 501,733	$ 77,485
Corporate debt and other obligations	15,370	1,652
Mortgage and other asset-backed securities	3,504	27
Municipal obligations	30,005	—
Convertible bonds	54,693	5,951
Corporate equities	34,424	41,378
Money markets	35	—
Auction rate securities	86,802	—
Total	$ 726,566	$ 126,493

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at fair values. Included in securities owned at December 31, 2015 are corporate equities with estimated fair values of approximately $14.0 million, which are related to deferred compensation liabilities to certain employees included in accrued compensation on the consolidated statement of financial condition.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Government Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers.

U.S. Agency Obligations

U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable To-be-announced ("TBA") security.

Sovereign Obligations

The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs.

Corporate Debt and Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations and bond spread information.

Mortgage and Other Asset-Backed Securities

The Company holds non-agency securities collateralized by home equity and various other types of collateral which are valued based on external pricing and spread data provided by independent pricing services. When specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information.

Convertible Bonds

The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs.

Corporate Equities

Equity securities and options are generally valued based on quoted prices from the exchange or market where traded. To the extent quoted prices are not available, fair values are generally derived using bid/ask spreads.

Auction Rate Securities

In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD" and, together with the NYAG, the "Regulators") concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with the Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients subject to certain terms and conditions more fully described below. As of December 31, 2015, the Company had $5.0 million of outstanding ARS purchase commitments related to the settlements with the Regulators. In addition to the settlements with the Regulators, Oppenheimer has also reached settlements of and received adverse awards in legal proceedings with various clients where the Company is obligated to purchase ARS. Pursuant to completed Purchase Offers (as defined) under the settlements with the Regulators and client related legal settlements and awards to purchase ARS, as of December 31, 2015, the Company purchased and holds (net of redemptions) approximately $92.0 million in ARS from its clients. In addition, the Company is committed to purchase another $22.8 million in ARS from clients through 2020 under legal settlements and awards. See Note 11 for further discussion.

The ARS positions that the Company owns and is committed to purchase primarily represent auction rate preferred securities issued by closed-end funds and, to a lesser extent, municipal auction rate securities which are municipal bonds wrapped by municipal bond insurance and student loan auction rate securities which are asset-backed securities backed by student loans.

Interest rates on ARS typically reset through periodic auctions. Due to the auction mechanism and generally liquid markets, ARS have historically been categorized as Level 1 of the fair value hierarchy. Beginning in February 2008, uncertainties in the credit markets resulted in substantially all of the ARS market experiencing failed auctions. Once the auctions failed, the ARS could no longer be valued using observable prices set in the auctions. The Company has used less observable determinants of the fair value of ARS, including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding ARS. The Company has also developed an internal methodology to discount for the lack of liquidity and non-performance risk of the failed auctions. Due to liquidity problems associated with the ARS market, ARS that lack liquidity are setting their interest rates according to a maximum rate formula. For example, an auction rate preferred security maximum rate may be set at 200% of a short-term index such as LIBOR or U.S. Treasury yield. For fair value purposes, the Company has determined that the maximum spread would be an adequate risk premium to account for illiquidity in the market. Accordingly, the Company applies a spread to the short-term index for each asset class to derive the discount rate. The Company uses short-term U.S. Treasury yields as its benchmark short-term index. The risk of non-performance is typically reflected in the prices of ARS positions where the fair value is derived from recent trades in the secondary market.

The ARS purchase commitment, or derivative liability, arises from both the settlements with the Regulators and legal settlements and awards. The ARS purchase commitment represents the difference between the principal value and the fair value of the ARS the Company is committed to purchase. The Company utilizes the same valuation methodology for the ARS purchase commitment as it does for the ARS it owns. Additionally, the present value of the future principal value of ARS purchase commitments under legal settlements and awards is used in the discounted valuation model to reflect the time value of money over the period of time that the commitments are outstanding. The amount of the ARS purchase commitment only becomes determinable once the Company has met with its primary regulator and the NYAG and agreed upon a buyback amount, commenced the ARS buyback offer to clients, and received notice from its clients which ARS they are tendering. As a result, it is not possible to observe the current yields actually paid on the ARS until all of these events have happened which is typically very close to the time that the Company actually purchases the ARS. For ARS purchase commitments pursuant to legal settlements and awards, the criteria for purchasing ARS from clients is based on the nature of the settlement or award which will stipulate a time period and amount for each repurchase. The Company will not know which ARS will be tendered by the client until the stipulated time for repurchase is reached. Therefore, the Company uses the current yields of ARS owned in its discounted valuation model to determine a fair value of ARS purchase commitments. The Company also uses these current yields by asset class (i.e., auction rate preferred securities, municipal auction rate securities, and student loan auction rate securities) in its discounted valuation model to determine the fair value of ARS purchase commitments. In addition, the Company uses the discount rate and duration of ARS owned, by asset class, as a proxy for the duration of ARS purchase commitments.

Additional information regarding the valuation technique and inputs for ARS used is as follows:

(Expressed in thousands)

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2015

Product	Principal	Valuation Adjustment	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Auction Rate Securities Owned [1]							
Auction Rate Preferred Securities	$ 87,925	$ 4,550	$ 83,375	Discounted Cash Flow	Discount Rate [2]	1.70% to 2.32%	2.00%
					Duration	4.0 Years	4.0 Years
					Current Yield [3]	0.44% to 0.85%	0.64%
Municipal Auction Rate Securities	25	2	23	Discounted Cash Flow	Discount Rate [4]	2.90%	2.90%
					Duration	4.5 Years	4.5 Years
					Current Yield [3]	1.14%	1.14%
Student Loan Auction Rate Securities	400	27	373	Discounted Cash Flow	Discount Rate [5]	3.30%	3.30%
					Duration	7.0 Years	7.0 Years
					Current Yield [3]	2.19%	2.19%
Other[7]	3,625	594	3,031	Secondary Market Trading Activity	Observable trades in inactive market for in portfolio securities	83.62% of par	83.62% of par
	$ 91,975	$ 5,173	$ 86,802				
Auction Rate Securities Commitments to Purchase [6]							
Auction Rate Preferred Securities	$ 27,766	$ 1,366	$ 26,400	Discounted Cash Flow	Discount Rate [2]	1.70% to 2.32%	2.00%
					Duration	4.0 Years	4.0 Years
					Current Yield [3]	0.44% to 0.85%	0.64%
Municipal Auction Rate Securities	2	—	2	Discounted Cash Flow	Discount Rate [4]	2.90%	2.90%
					Duration	4.5 Years	4.5 Years
					Current Yield [3]	1.14%	1.14%
Student Loan Auction Rate Securities	45	3	42	Discounted Cash Flow	Discount Rate [5]	3.30%	3.30%
					Duration	7.0 Years	7.0 Years
					Current Yield [3]	2.19%	2.19%
	$ 27,813	$ 1,369	$ 26,444				
Total	$ 119,788	$ 6,542	$ 113,246				

(1) Principal amount represents the par value of the ARS and is included in securities owned in the consolidated statement of financial condition at December 31, 2015. The valuation adjustment amount is included as a reduction to securities owned in the consolidated statement of financial condition at December 31, 2015.
(2) Derived by applying a multiple to the spread between 110% to 150% to the U.S. Treasury rate of 1.54%.
(3) Based on current yields for ARS positions owned.
(4) Derived by applying a multiple to the spread of 175% to the U.S. Treasury rate of 1.66%.
(5) Derived by applying the sum of the spread of 1.20% to the U.S. Treasury rate of 2.10%.
(6) Principal amount represents the present value of the ARS par value that the Company is committed to purchase at a future date. This principal amount is presented as an off-balance sheet item. The valuation adjustment amount is included in accounts payable and other liabilities on the consolidated statement of financial condition at December 31, 2015.
(7) Represents ARS issued by a credit default obligation structure that the Company has purchased and is committed to purchase as a result of a legal settlement.

The fair value of ARS and ARS purchase commitments is particularly sensitive to movements in interest rates. Increases in short-term interest rates would increase the discount rate input used in the ARS valuation and thus reduce the fair value of the ARS (increase the valuation adjustment). Conversely, decreases in short-term interest rates would decrease the discount rate and thus increase the fair value of ARS (decrease the valuation adjustment). However, an increase (decrease) in the discount rate input would be partially mitigated by an increase (decrease) in the current yield earned on the underlying ARS asset increasing the cash flows and thus the fair value. Furthermore, movements in short term interest rates would likely impact the ARS duration (i.e., sensitivity of the price to a change in interest rates), which would also have a mitigating effect on interest rate movements. For example, as interest rates increase, issuers of ARS have an incentive to redeem outstanding securities as servicing the interest payments gets prohibitively expensive which would lower the duration assumption thereby increasing the ARS fair value. Alternatively, ARS issuers are less likely to redeem ARS in a lower interest rate environment as it is a relatively inexpensive source of financing which would increase the duration assumption thereby decreasing the ARS fair value. For example, see the following sensitivities:

- The impact of a 25 basis point increase in the discount rate at December 31, 2015 would result in a decrease in the fair value of $1.1 million (does not consider a corresponding reduction in duration as discussed above).
- The impact of a 50 basis point increase in the discount rate at December 31, 2015 would result in a decrease in the fair value of $2.1 million (does not consider a corresponding reduction in duration as discussed above).

These sensitivities are hypothetical and are based on scenarios where they are "stressed" and should be used with caution. These estimates do not include all of the interplay among assumptions and are estimated as a portfolio rather than as individual assets.

Due to the less observable nature of these inputs, the Company categorizes ARS in Level 3 of the fair value hierarchy. As of December 31, 2015, the Company had a valuation adjustment (unrealized loss) of $5.2 million for ARS owned which is included as a reduction to securities owned on the consolidated statement of financial condition. As of December 31, 2015, the Company also had a valuation adjustment of $1.4 million on ARS purchase commitments from settlements with the Regulators and legal settlements and awards which is included in other liabilities on the consolidated statement of financial condition. The total valuation adjustment was $6.5 million as of December 31, 2015. The valuation adjustment represents the difference between the principal value and the fair value of the ARS owned and ARS purchase commitments.

Investments

In its role as general partner in certain hedge funds and private equity funds, the Company, through its subsidiaries, holds direct investments in such funds. The Company uses the net asset value of the underlying fund as a basis for estimating the fair value of its investment. Due to the illiquid nature of these investments and difficulties in obtaining observable inputs, these investments are included in Level 3 of the fair value hierarchy.

The following table provides information about the Company's investments in Company-sponsored funds at December 31, 2015:

(Expressed in thousands)

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge funds [(1)]	$ 681	$ —	Quarterly - Annually	30 - 120 Days
Private equity funds [(2)]	27	2	N/A	N/A
	$ 708	$ 2		

(1) Includes investments in hedge funds and hedge fund of funds that pursue long/short, event-driven, and activist strategies. Each hedge fund has various restrictions regarding redemption; no investment is locked-up for a period greater than one year.

(2) Includes private equity funds and private equity fund of funds with a focus on diversified portfolios, real estate and global natural resources. Due to the illiquid nature of these funds, investors are not permitted to make withdrawals without consent of the general partner. The lock-up period of the private equity funds can extend to 10 years.

Valuation Process

The Finance & Accounting ("F&A") group is responsible for the Company's fair value policies, processes and procedures. F&A is independent from the business units and is headed by the Company's Chief Financial Officer ("CFO"), who has final authority over the valuation of the Company's financial instruments. The Finance Control Group ("FCG") within F&A is responsible for daily profit and loss reporting, front-end trading system position reconciliations, monthly profit and loss reporting, and independent price verification procedures.

For financial instruments categorized in Levels 1 and 2 of the fair value hierarchy, the FCG performs a monthly independent price verification to determine the reasonableness of the prices provided by the Company's independent pricing vendor. The FCG uses its third-party pricing vendor, executed transactions, and broker-dealer quotes for validating the fair values of financial instruments.

For financial instruments categorized in Level 3 of the fair value hierarchy measured on a recurring basis, primarily for ARS, a group comprised of the CFO, the Controller, and an Operations Director are responsible for the ARS valuation model and resulting fair valuations. Procedurcs performed include aggregating all ARS owned by type from firm inventory accounts and ARS purchase commitments from regulatory and legal settlements and awards provided by the Legal Department. Observable and unobservable inputs are aggregated from various sources and entered into the ARS valuation model. For unobservable inputs, the group reviews the appropriateness of the inputs to ensure consistency with how a market participant would arrive at the unobservable input. For example, for the duration assumption, the group would consider recent policy statements regarding short-term interest rates by the Federal Reserve and recent ARS issuer redemptions and announcements for future redemptions. The model output is reviewed for reasonableness and consistency. Where available, comparisons are performed between ARS owned or committed to purchase to ARS that are trading in the secondary market.

Assets and Liabilities Measured at Fair Value

The Company's assets and liabilities, recorded at fair value on a recurring basis as of December 31, 2015, have been categorized based upon the above fair value hierarchy as follows:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015

(Expressed in thousands)

	Fair Value Measurements at December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 13,000	$ —	$ —	$ 13,000
Deposits with clearing organizations	31,456	—	—	31,456
Securities owned:				
U.S. Treasury securities	428,698	—	—	428,698
U.S. Agency securities	25,240	46,130	—	71,370
Sovereign obligations	—	1,665	—	1,665
Corporate debt and other obligations	—	15,370	—	15,370
Mortgage and other asset-backed securities	—	3,504	—	3,504
Municipal obligations	—	29,924	81	30,005
Convertible bonds	—	54,693	—	54,693
Corporate equities	34,424	—	—	34,424
Money markets	35	—	—	35
Auction rate securities	—	—	86,802	86,802
Securities owned, at fair value	488,397	151,286	86,883	726,566
Investments [(1)]	—	—	865	865
Securities purchased under agreements to resell [(2)]	—	206,499	—	206,499
TBAs	—	690	—	690
Total	$ 532,853	$ 358,475	$ 87,748	$ 979,076
Liabilities				
Securities sold, but not yet purchased:				
U.S. Treasury securities	$ 75,653	$ —	$ —	$ 75,653
U.S. Agency securities	—	15	—	15
Sovereign obligations	—	1,817	—	1,817
Corporate debt and other obligations	—	1,652	—	1,652
Mortgage and other asset-backed securities	—	27	—	27
Municipal obligations	—	—	—	—
Convertible bonds	—	5,951	—	5,951
Corporate equities	41,378	—	—	41,378
Securities sold, but not yet purchased at fair value	117,031	9,462	—	126,493
Derivative contracts:				
U.S. treasury futures	249	—	—	249
Foreign currency forward contracts	2	—	—	2
TBAs	—	2,042	—	2,042
ARS purchase commitments	—	—	1,369	1,369
Derivative contracts, total	251	2,042	1,369	3,662
Total	$ 117,282	$ 11,504	$ 1,369	$ 130,155

(1) Included in other assets on the consolidated statement of financial condition.
(2) Included in securities purchased under agreements to resell where the Company has elected fair value option treatment.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the consolidated statement of financial condition. The table below excludes non-financial assets and liabilities (e.g., office facilities and accrued compensation).

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and receivables from customers) approximates fair value because of the relatively short period of time between their origination and expected maturity or settlement.

Assets and liabilities not measured at fair value as of December 31, 2015

(Expressed in thousands)			Fair Value Measurement: Assets			
	As of December 31, 2015		As of December 31, 2015			
	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
Cash	$ 15,829	$ 15,829	$ 15,829	$ —	$ —	$ 15,829
Deposits with clearing organization	17,610	17,610	17,610	—	—	17,610
Receivable from brokers, dealers and clearing organizations:						
Securities borrowed	224,672	224,672	—	224,672	—	224,672
Receivables from brokers	49,458	49,458	—	49,458	—	49,458
Securities failed to deliver	7,799	7,799	—	7,799	—	7,799
Clearing organizations	25,030	25,030	—	25,030	—	25,030
Other	53,954	53,954	—	53,954	—	53,954
	360,913	360,913	—	360,913	—	360,913
Receivable from customers	840,058	840,058	—	840,058	—	840,058
Investments [(1)]	53,286	53,286	—	53,286	—	53,286

(1) Included in other assets on the consolidated statement of financial condition.

(Expressed in thousands)			Fair Value Measurement: Liabilities			
	As of December 31, 2015		As of December 31, 2015			
	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
Drafts payable	$ 48,011	$ 48,011	$ 48,011	$ —	$ —	$ 48,011
Bank call loans	100,200	100,200	—	100,200	—	100,200
Payables to brokers, dealers and clearing organizations:						
Securities loaned	130,658	130,658	—	130,658	—	130,658
Payable to brokers	3,316	3,316	—	3,316	—	3,316
Securities failed to receive	21,513	21,513	—	21,513	—	21,513
Other	9,059	9,059	—	9,059	—	9,059
	164,546	164,546	—	164,546	—	164,546
Payables to customers	594,836	594,836	—	594,836	—	594,836
Securities sold under agreements to repurchase	651,445	651,445	—	651,445	—	651,445

Fair Value Option

The Company elected the fair value option for repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential mismatch in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. At December 31, 2015, the fair value of the reverse repurchase agreements and repurchase agreements for which the fair value option was elected were $206.5 million and $nil, respectively.

Derivative Instruments and Hedging Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both asset and liability management as well as for trading and investment purposes. Risks managed using derivative instruments include interest rate risk and, to a lesser extent, foreign exchange risk. All derivative instruments are measured at fair value and are recognized as either assets or liabilities on the consolidated statement of financial condition.

Foreign exchange hedges

From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekel. Such hedges have not been designated as accounting hedges. Unrealized gains and losses on foreign exchange forward contracts are recorded in other assets in the consolidated statement of financial condition.

Derivatives used for trading and investment purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. The futures contracts the Company used include U.S. Treasury notes, Federal Funds, General collateral futures and Eurodollar contracts are used primarily as an economic hedge of interest rate risk associated with government trading activities. Unrealized gains and losses on futures contracts are recorded in the consolidated statement of financial condition in payable to brokers, dealers and clearing organizations.

To-be-Announced Securities

The Company transacts in pass-through mortgage-backed securities eligible to be sold in the TBA market as economic hedges against mortgage-backed securities that it owns or has sold but not yet purchased. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the consolidated statement of financial condition in receivable from brokers, dealers and clearing organizations and payable to brokers, dealers and clearing organizations, respectively.

The Company also enters into TBA purchase contracts with its affiliate, Oppenheimer Multifamily Housing and Healthcare Finance, Inc. ("OMHHF"). OMHHF is engaged in the business of originating and servicing Federal Housing Administration ("FHA") insured multifamily and healthcare facility loans and securitizing these loans into Ginnie Mae mortgage backed securities. OMHHF provides its clients with commitments to fund FHA-insured loans. Upon providing these commitments to fund, the Company enters into TBA purchase contracts with OMHHF, then enters into TBA sale contracts with third parties to offset its exposures related to these TBA purchase contracts.

The notional amounts and fair values of the Company's derivatives at December 31, 2015 by product were as follows:

(Expressed in thousands)

	Description	Notional	Fair Value
Assets:			
Derivatives not designated as hedging instruments (1)			
Other contracts	TBAs	$ 35,650	$ 4
	TBA sale contracts	294,056	686
		$ 329,706	$ 690
Liabilities:			
Derivatives not designated as hedging instruments (1)			
Commodity contracts	Futures	$ 2,943,000	$ 249
Other contracts	Foreign exchange forward contracts	400	2
	TBAs	24,350	5
	TBA purchase contracts	294,056	2,037
	ARS purchase commitments	27,813	1,369
		$ 3,289,619	$ 3,662

(1) See "Derivative Instruments and Hedging Activities" above for description of derivative financial instruments. Such derivative instruments are not subject to master netting agreements, thus the related amounts are not offset.

5. Collateralized transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. government and agency, asset-backed, corporate debt, equity, and non-U.S. government and agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates but not exceeding the broker call rate. At December 31, 2015, bank call loans were $100.2 million. At December 31, 2015, such loans were collateralized by firm and customer securities with market values of approximately $142.0 million and $327.4 million, respectively, with commercial banks.

At December 31, 2015, the Company had approximately $1.4 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has re-pledged approximately $88.5 million under securities loan agreements.

At December 31, 2015, the Company had pledged $416.0 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

At December 31, 2015, the Company had no outstanding letters of credit.

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving government and agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest. Repurchase and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

The following table presents a disaggregation of the gross obligation by the class of collateral pledged and the remaining contractual maturity of the repurchase agreements and securities loaned transactions as of December 31, 2015:

(Expressed in thousands)

	Overnight and Open	Up to 30 Days	Total
Repurchase agreements:			
U.S. Treasury and Agency securities	$ 726,988	$ —	$ 726,988
Securities loaned:			
Equity securities	130,658	—	130,658
Gross amount of recognized liabilities for repurchase agreements and securities loaned	$ 857,646	$ —	$ 857,646

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions as of December 31, 2015:

(Expressed in thousands)

				Gross Amounts Not Offset on the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented on the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Reverse repurchase agreements	$ 282,042	$ (75,543)	$ 206,499	$ (203,266)	$ —	$ 3,233
Securities borrowed [1]	224,672	—	224,672	(219,099)	—	5,573
Total	$ 506,714	$ (75,543)	$ 431,171	$ (422,365)	$ —	$ 8,806

(1) Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition.

				Gross Amounts Not Offset on the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented on the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
Repurchase agreements	$ 726,988	$ (75,543)	$ 651,445	$ (645,498)	$ —	$ 5,947
Securities loaned [2]	130,658	—	130,658	(122,650)	—	8,008
Total	$ 857,646	$ (75,543)	$ 782,103	$ (768,148)	$ —	$ 13,955

(2) Included in payable to brokers, dealers and clearing organizations on the consolidated statement of financial condition.

Certain of the Company's repurchase agreements and reverse repurchase agreements are carried at fair value as a result of the Company's fair value option election. The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. At December 31, 2015, the fair value of the reverse repurchase agreements and repurchase agreements for which the fair value option was elected were $206.5 million and $nil, respectively.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or re-pledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). At December 31, 2015, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $217.0 million and $278.8 million, respectively, of which the Company has sold and re-pledged approximately $36.0 million under securities loaned transactions and $278.8 million under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $546.3 million, as presented on the face of the consolidated statement of financial condition at December 31, 2015. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $142.7 million at December 31, 2015.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate and the right to offset a counterparty's rights and obligations. The Company manages market risk of repurchase agreements and securities loaned by monitoring the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers, dealers and clearing organizations as of December 31, 2015 are receivables from three major U.S. broker-dealers totaling approximately $129.9 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on the settlement date, generally one to three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating arrangements with the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions) and others. With respect to its business in reverse repurchase and repurchase agreements, substantially all open contracts at December 31, 2015 are with the FICC. In addition, the Company began clearing its non-U.S. international equities business through BNP Securities Corp. The clearing organizations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

6. Variable interest entities ("VIEs")

The Company's policy is to consolidate all subsidiaries in which it has a controlling financial interest, as well as any VIEs where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE.

For funds that the Company has concluded are not VIEs, the Company then evaluates whether the fund is a partnership or similar entity. If the fund is a partnership or similar entity, the Company evaluates the fund under the partnership consolidation guidance. Pursuant to that guidance, the Company consolidates funds in which it is the general partner, unless presumption of control by the Company can be overcome. This presumption is overcome only when unrelated investors in the fund have the substantive ability to liquidate the fund or otherwise remove the Company as the general partner without cause, based on a simple majority vote of unaffiliated investors, or have other substantive participating rights. If the presumption of control can be overcome, the Company accounts for its interest in the fund pursuant to the equity method of accounting.

The Company serves as general partner of hedge funds and private equity funds that were established for the purpose of providing investment alternatives to both its institutional and qualified retail clients. The Company holds variable interests in these funds as a result of its right to receive management and incentive fees. The Company's investment in and additional capital commitments to these hedge funds and private equity funds are also considered variable interests. The Company's additional capital commitments are subject to call at a later date and are limited in amount.

The Company assesses whether it is the primary beneficiary of the hedge funds and private equity funds in which it holds a variable interest in the form of general partner interests. In each instance, the Company has determined that it is not the primary beneficiary and therefore need not consolidate the hedge funds or private equity funds. The Company's general partnership interests, additional capital commitments, and management fees receivable represent its maximum exposure to loss. The Company's general partnership interests and management fees receivable are included in other assets on the consolidated statement of financial condition.

The following tables set forth the total VIE assets, the carrying value of the Company's variable interests, and the Company's maximum exposure to loss in Company-sponsored non-consolidated VIEs in which the Company holds variable interests and other non-consolidated VIEs in which the Company holds variable interests at December 31, 2015:

(Expressed in thousands)

		Carrying Value of the Company's Variable Interest			
	Total VIE Assets [1]	Assets [2]	Liabilities	Capital Commitments	Maximum Exposure to Loss in Non-consolidated VIEs
Hedge funds	$ 65,900	$ 681	$ —	$ —	$ 681
Private equity funds	54,800	27	—	2	29
Total	$ 120,700	$ 708	$ —	$ 2	$ 710

(1) Represents the total assets of the VIEs and does not represent the Company's interests in the VIEs.

(2) Represents the Company's interests in the VIEs and is included in other assets on the consolidated statement of financial condition.

7. Office facilities

The components of office facilities at December 31, 2015 are as follows:

(Expressed in thousands)		
Furniture, fixtures and equipment	$	72,524
Leasehold improvements		28,882
Total		101,406
Less accumulated depreciation		(95,401)
Total	$	6,005

8. Subordinated borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2016, $7.1 million, December 31, 2016 and $1.6 million, June 25, 2017 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. The Company also issued a subordinated note to Viner in the amount of $100.0 million at a fixed rate of 8.75% due and payable on April 15, 2018. Interest is due semi-annually on April 15 and October 15.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

9. Income taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company recognizes its related federal income tax provision on a separate company basis. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's combined or consolidated state filing, depending on the specific requirements of each state and local jurisdiction. The Company computes income tax expense on a separate company basis with respect to states in which it files on a separate company basis. With respect to other state filings, the Company computes income tax expense on an allocated basis based on the taxable income or loss of the Company and of the affiliated group.

At December 31, 2015, the Company has net deferred tax assets of $41.7 million. Included in deferred tax assets on a tax-effected basis are timing differences arising with respect to compensation and other expenses not currently deductible for tax purposes, and with respect to a net operating loss carryforward related to Oppenheimer Israel (OPCO) Ltd. (valued at $1.3 million on a tax-effected basis).

The Company and one or more of its subsidiaries is included in the filing of income tax returns in the U.S. federal jurisdiction, and in various states and foreign jurisdictions, either as part of an affiliated filing group or on a stand-alone basis. The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2008 for all significant jurisdictions. The Company is under examination for certain tax years in federal, various states and overseas jurisdictions in which the Company has significant business operations.

10. Employee compensation plans

The Company and its Parent maintain various employee compensation plans for the benefits of its employees. The two types of employee compensation are granted under share-based compensation and cash-based compensation plans.

Share-based Compensation

Equity Incentive Plan

Under the Oppenheimer Holdings Inc. 2006 Equity Incentive Plan, adopted December 11, 2006 and amended December 2011, and its 1996 Equity Incentive Plan, as amended March 10, 2005 (together "EIP"), the Compensation Committee of the Board of Directors of the Parent (the "Committee") could grant options to purchase Class A Stock, Class A Stock awards and restricted Class A Stock awards of the Parent to officers and key employees of the Company and its subsidiaries. Options were generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. The EIP has been amended, restated and replaced by the OIP, discussed below.

Employee Share Plan

On March 10, 2005, the Company adopted the Oppenheimer & Co. Inc. Employee Share Plan ("ESP"). The purpose of the ESP was to attract, retain and provide incentives to key management employees. The Committee could grant Class A Stock awards and restricted Class A Stock awards of the Parent pursuant to the ESP. ESP awards were generally awarded for a three or five year term which fully vest at the end of the term. The ESP has been amended, restated and replaced by the OIP, discussed below.

Oppenheimer Holdings Inc. 2014 Incentive Plan

Oppenheimer Holdings Inc. 2014 Incentive Plan (the "OIP") was adopted on February 26, 2014. The OIP amends, restates and replaces two separate plans previously in place, the EIP and ESP (the "Prior Plans"), as described above. The OIP permits the Committee to grant options to purchase Class A Stock, Class A Stock awards and restricted Class A Stock awards of the Parent to or for the benefit of employees and non-employee directors of the Company and its affiliates as part of their compensation. After February 26, 2014, no additional awards shall be made under the Prior Plans, although outstanding awards previously made under the Prior Plans shall continue to be governed by the terms of the applicable Prior Plan.

Oppenheimer Holdings Inc. Stock Appreciation Right Plan

Under the Oppenheimer Holdings Inc. Stock Appreciation Right Plan, the Committee awards stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and settle in cash at vesting.

Restricted stock - The Committee has granted restricted stock awards pursuant to the EIP, ESP and OIP. The following table summarizes the status of the Company's non-vested restricted Class A Stock awards under the EIP, ESP and OIP for the year ended December 31, 2015:

	Number of Class A Shares Subject to Restricted Stock Awards	Weighted Average Fair Value	Remaining Contractual Life
Nonvested at beginning of year	1,079,298	$ 20.29	1.6 Years
Granted	295,162	18.65	3.3 Years
Vested	(182,818)	25.08	—
Forfeited or expired	(132,526)	18.44	—
Nonvested at end of year	1,059,116	$ 19.24	1.6 Years

At December 31, 2015, all outstanding restricted Class A Stock awards were non-vested. The aggregate intrinsic value of restricted Class A Stock awards outstanding as of December 31, 2015 was approximately $18.4 million. The aggregate intrinsic value of restricted Class A Stock awards that are expected to vest is $17.8 million as of December 31, 2015.

As of December 31, 2015, there was approximately $7.4 million of total unrecognized compensation cost related to unvested restricted Class A Stock awards. The cost is expected to be recognized over a weighted average period of 1.6 years.

At December 31, 2015, the number of shares of Class A Stock available under the EIP and the ESP, but not yet awarded, was 882,401.

On January 28, 2016, the Company awarded 28,000 restricted shares of Class A Stock to its non-employee directors under the OIP. These shares of Class A Stock will vest as follows: 25% on July 27, 2016, July 27, 2017, July 27, 2018 and July 27, 2019.

On February 24, 2016, the Company awarded a total of 355,833 restricted shares of Class A Stock to current employees pursuant to the OIP. Of these restricted shares, 98,333 shares will cliff vest in three years and 257,500 shares will cliff vest in five years. These awards will be expensed over the applicable three or five year vesting period.

Stock options - The Committee has granted stock options pursuant to the EIP and OIP. The fair value of each award of stock options was estimated on the grant date using the Black-Scholes model with the following assumptions:

	Grant Date Assumptions					
	2015	2014	2013	2012	2011	2010
Expected term [1]	5 years	5 years	5 years	5 years	5 years	4.5 years
Expected volatility factor [2]	55.43%	56.31%	53.82%	54.95%	52.52%	48.58%
Risk-free interest rate [3]	1.27%	1.49%	0.84%	0.70%	2.00%	2.62%
Actual dividends [4]	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.44

(1) The expected term was determined based on actual awards.
(2) The volatility factor was measured using the weighted average of historical daily price changes of the Company's Class A Stock over a historical period commensurate to the expected term of the awards.
(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at the time of grant.
(4) Actual dividends were used to compute the expected annual dividend yield.

Stock option activity under the OIP and EIP since January 1, 2015 is summarized as follows:

	Year Ended December 31, 2015	
	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	45,549	$ 25.50
Options granted	4,177	19.76
Options forfeited or expired	(37,699)	26.12
Options outstanding at end of year	12,027	$ 21.57
Options vested at end of year	3,366	$ 23.56
Weighted average fair value of options granted during the year	$ 7.87	

The aggregate intrinsic value of options outstanding as of December 31, 2015 was $171. The aggregate intrinsic value of vested options as of December 31, 2015 was $43. The aggregate intrinsic value of options that are expected to vest is $163 as of December 31, 2015.

The following table summarizes stock options outstanding and exercisable as of December 31, 2015:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price of Outstanding Options	Number of Options Exercisable (Vested)	Weighted Average Exercise Price of Vested Options
$17.20 - $20.00	6,718	3.1 years	$ 19.29	1,033	$ 18.82
$20.01 - $25.66	5,309	1.8 years	24.44	2,333	25.66
$17.20 - $25.66	12,027	2.5 years	$ 21.57	3,366	$ 23.56

The following table summarizes the status of the Company's non-vested options for the year ended December 31, 2015:

	Number of Options	Weighted Average Fair Value
Nonvested at beginning of year	15,036	$ 10.17
Granted	4,177	7.87
Vested	(10,552)	10.66
Nonvested at end of year	8,661	$ 8.46

As of December 31, 2015, there was approximately $44,500 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the EIP. The cost is expected to be recognized over a weighted average period of 2.50 years.

On February 24, 2016, the Company awarded a total of 3,907 options to purchase Class A Stock to current employees pursuant to the OIP. These options will be expensed over 4.5 years (the vesting period).

OARs - The Committee has awarded OARs pursuant to the Oppenheimer Holdings Inc. Stock Appreciation Right Plan. The following table summarized the status of the Company's outstanding OARs awards as of December 31, 2015:

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value at December 31, 2015
January 13, 2011	289,320	$ 26.35	12 Days	$ —
January 19, 2012	324,710	18.94	1 Year	1.52
January 14, 2013	347,130	15.94	2 Years	3.45
January 14, 2014	442,790	23.48	3 Years	1.78
January 9, 2015	503,080	21.94	4 Years	2.74
	1,907,030			
Total weighted average values		$ 21.36	2.3 Years	$ 2.02

At December 31, 2015, all outstanding OARs were unvested. At December 31, 2015, the aggregate intrinsic value of OARs outstanding and expected to vest was $499,900. The liability related to the OARs was approximately $1.6 million as of December 31, 2015.As of December 31, 2015, there was approximately $2.1 million of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 2.3 years.

On January 6, 2016, 491,160 OARs were awarded to Oppenheimer employees related to fiscal 2015 performance. These OARs will be expensed over 5 years (the vesting period).

Cash-based Compensation Plan

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees could make voluntary contributions which could not exceed $18,000 per annum in 2015. The Company made contributions to the 401(k) Plan of $1.6 million in 2015.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisers a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2015 of approximately $8.3 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a Company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a benchmark investment portfolio held for this purpose. At December 31, 2015, the Company's liability with respect to the EDCP and DIP totaled $49.0 million and is included in accrued compensation on the consolidated statement of financial condition at December 31, 2015.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose and, therefore, the liability fluctuates with the fair value of the underlying portfolio. At December 31, 2015, the Company's liability with respect to this plan totaled $14.3 million.

11. Commitments and contingencies

Commitments

The Company and its subsidiaries have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2028. Future minimum rental commitments under such office and equipment leases as at December 31, 2015 are as follows:

(Expressed in thousands)		
2016	$	40,419
2017		36,712
2018		34,257
2019		28,649
2020		21,094
2021 and thereafter		113,108
	$	274,239

The above table includes operating leases which have been signed by the Company's immediate parent, Viner Finance Inc., in which the Company is responsible for rent charges associated with its occupancy.

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

At December 31, 2015, the Company had no collateralized or uncollateralized letters of credit outstanding.

Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions, and other litigation, creating substantial exposure. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or possible additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Numerous issues may need to be reviewed, analyzed or resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or range of loss or additional loss can be reasonably estimated for any proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of loss.

For certain other legal and regulatory proceedings, the Company can estimate possible losses, or range of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually, or in the aggregate, will have a material adverse effect on the Company's consolidated statement of financial condition as a whole.

For legal and regulatory proceedings where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of $0 to $51.0 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The foregoing estimate is based on various factors, including the varying stages of the proceedings (including the fact that many are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

In February 2010, Oppenheimer finalized settlements with the Regulators concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with the Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients subject to certain terms and conditions more fully described below. As of December 31, 2015, the Company had $5.0 million of outstanding ARS purchase commitments related to the settlements with the Regulators. In addition to the settlements with the Regulators, Oppenheimer has also reached settlements of and received adverse awards in legal proceedings with various clients where the Company is obligated to purchase ARS. Pursuant to completed Purchase Offers (as defined) under the settlements with the Regulators and client related legal settlements and awards to purchase ARS, as of December 31, 2015, the Company purchased and holds (net of redemptions) approximately $92.0 million in ARS from its clients. In addition, the Company is committed to purchase another $22.8 million in ARS from clients through 2020 under legal settlements and awards.

The Company's purchases of ARS from its clients holding ARS eligible for repurchase will, subject to the terms and conditions of the settlements with the Regulators, continue on a periodic basis. Pursuant to these terms and conditions, the Company is required to conduct a financial review every six months, until the Company has extended Purchase Offers to all Eligible Investors (as defined), to determine whether it has funds available, after giving effect to the financial and regulatory capital constraints applicable to the Company, to extend additional Purchase Offers. The financial review is based on the Company's operating results, regulatory net capital, liquidity, and other ARS purchase commitments outstanding under legal settlements and awards (described below). There are no predetermined quantitative thresholds or formulas used for determining the final agreed upon amount for the Purchase Offers. Upon completion of the financial review, the Company first meets with its primary regulator, FINRA, and then with representatives of the NYAG and other regulators to present the results of the review and to finalize the amount of the next Purchase Offer. Various offer scenarios are discussed in terms of which Eligible Investors should receive a Purchase Offer. The primary criteria to date in terms of determining which Eligible Investors should receive a Purchase Offer has been the amount of household account equity each Eligible Investor had with the Company in February 2008. Once various Purchase Offer scenarios have been discussed, the regulators, not the Company, make the final determination of which Purchase Offer scenario to implement. The terms of settlements provide that the amount of ARS to be purchased during any period shall not risk placing the Company in violation of regulatory requirements.

Eligible Investors for future buybacks continued to hold approximately $57.0 million of ARS principal value as of December 31, 2015. It is reasonably possible that some ARS Purchase Offers will need to be extended to Eligible Investors holding ARS prior to redemptions (or tender offers) by issuers of the full amount that remains outstanding. The potential additional losses that may result from entering into ARS purchase commitments to Eligible Investors for future buybacks represents the estimated difference between the principal value and the fair value. It is possible that the Company could sustain a loss of all or substantially all of the principal value of ARS still held by Eligible Investors but such an outcome is highly unlikely. The amount of potential additional losses resulting from entering into these commitments cannot be reasonably estimated due to the uncertainties surrounding the amounts and timing of future buybacks that result from the six-month financial review and the amounts, scope, and timing of future issuer redemptions and tender offers of ARS held by Eligible Investors. The range of potential additional losses related to valuation adjustments is between $0 and the amount of the estimated differential between the principal value and the fair value of ARS held by Eligible Investors for future buybacks that were not yet purchased or committed to be purchased by the Company at any point in time. The range of potential additional losses described here is not included in the estimated range of aggregate loss in excess of amounts accrued for legal and regulatory proceedings described above.

Outside of the settlements with the Regulators, the Company has also reached various legal settlements with clients and received unfavorable legal awards requiring it to purchase ARS. The terms and conditions including the ARS amounts committed to be purchased under legal settlements and awards are based on the specific facts and circumstances of each legal proceeding. In most instances, the purchase commitments are in increments and extend over a period of time. At December 31, 2015, no ARS purchase commitments related to legal settlements extended past 2020.

The Company has sought, with limited success, financing from a number of sources to try to find a means for all its clients to find liquidity from their ARS holdings and will continue to do so. There can be no assurance that the Company will be successful in finding a liquidity solution for all its clients' ARS.

On January 27, 2015, the SEC approved an Offer of Settlement from Oppenheimer and issued an Order Instituting Administrative and Cease and Desist Proceedings (the "Order"). Pursuant to the Order, Oppenheimer was ordered to (i) cease and desist from committing or causing any violations of the relevant provisions of the federal securities laws; (ii) be censured; (iii) pay to the SEC $10.0 million comprised of $4.2 million in disgorgement, $753,500 in prejudgment interest and $5.1 million in civil penalties; and (iv) retain an independent consultant to review Oppenheimer's policies and procedures relating to anti-money laundering and Section 5 of the Securities Act.

Oppenheimer made a payment of $5.0 million to the SEC on February 17, 2015 and agreed to make a second payment of $5.0 million to the SEC before January 27, 2017. On the same date the Order was issued, a division of the United States Department of the Treasury ("FinCEN") issued a Civil Monetary Assessment (the "Assessment") against Oppenheimer relating to potential violations of the Bank Secrecy Act and the regulations promulgated thereunder related primarily to, in the Company's view, the SEC matter discussed immediately above. Pursuant to the terms of the Assessment, Oppenheimer admitted that it violated the Bank Secrecy Act and consented to the payment of a civil money penalty, which, as a result of the payments to the SEC described above, obligates Oppenheimer to make an aggregate payment of $10.0 million to FinCEN. On February 9, 2015, Oppenheimer made a payment of $5.0 million to FinCEN and has agreed to make a second payment of $5.0 million before January 27, 2017. As of December 31, 2015, the Company was fully reserved for the remaining $10 million related to the aforementioned matters.

As a result of the resolution of the SEC action, Oppenheimer consented to be enjoined, in order to avoid a disqualification that would have negatively impacted the Company's business and its results of operations. The Company sought and on January 27, 2015, received a waiver from the disqualification that would have prohibited the sale of certain privately-placed securities, including third party alternative investments. Oppenheimer believes that any disqualification resulting from the issuance of the Order for which Oppenheimer has not received a waiver or similar relief is not material to the business of Oppenheimer or its affiliates.

Since early 2014, Oppenheimer has been responding to information requests from FINRA regarding the supervision of one of its former financial advisers who was indicted by the United States Attorney's Office for the District of New Jersey in March 2014 on allegations of insider trading. In August 2014, Oppenheimer received information requests from the SEC regarding supervision of the same financial adviser. A number of Oppenheimer employees have provided on-the-record testimony in connection with the SEC inquiry. Oppenheimer is continuing to cooperate with both the FINRA and SEC inquiries.

12. Regulatory requirements

The Company and its subsidiary, Freedom, are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule") promulgated under Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company computes its net capital requirements under the alternative method provided for in the Rule which requires that the Company maintain net capital equal to two percent of aggregate customer-related debit items, as defined in SEC Rule 15c3-3. At December 31, 2015, the net capital of the Company as calculated under the Rule was $144.8 million or 12.34% of the Company's aggregate debit items. This was $121.4 million in excess of the minimum required net capital at that date. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, Freedom had net capital of $5.8 million, which was $5.7 million in excess of the $100,000 required to be maintained at that date.

13. Related party transactions

As of December 31, 2015, the Company has amounts payable to affiliates who are consolidated operating subsidiaries of the Parent on the consolidated statement of financial condition. Included in other assets are amounts receivable from affiliates of $9.0 million and included in accounts payable and other liabilities are amounts due to affiliates of $74.6 million.

At December 31, 2015, the Company had income taxes payable of $48.2 million which are comprised of payables to affiliates related to consolidated income tax liabilities. The Company remits payments for income taxes on behalf of its affiliates. Payments for income taxes are reimbursable by the affiliates.

The amounts payable to affiliates presented above are gross amounts that have not been netted for direct expenses that reside at the affiliate and are unsecured, non-interest bearing and have no fixed terms of payment.

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

14. Subsequent events

The Company has performed an evaluation of events that have occurred since December 31, 2015 and through February 26, 2016, the date on which the consolidated statement of financial condition is available to be issued, and determined that there are no events that have occurred that would require recognition or additional disclosure in this consolidated statement of financial condition.

Oppenheimer & Co. Inc. and Subsidiaries
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission using the Alternative Net Capital Method
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2015

Schedule H

(Expressed in thousands)

Computation of net capital		
Total stockholder's equity		$ 274,687
Add liabilities subordinated to the claims of general creditors allowable in computation of net capital		112,558
Total capital and allowable subordinated liabilities		387,245
Deductions and/or charges		
Non-allowable assets		
Receivable from brokers and dealers	$ 2,636	
Securities owned and other investments not readily marketable	10,778	
Office facilities	5,475	
Notes receivable, net	32,433	
Investments and receivables from affiliated subsidiaries	32,249	
Other	80,445	164,016
Aged fail-to-deliver		36
Proprietary capital charges		961
Other charges		18,365
Net capital before haircuts on security positions		203,867
Haircuts on securities		
Contractual securities commitments	6,327	
U.S. Government and agency obligations	6,183	
State and municipal government obligations	3,629	
Corporate obligations	8,931	
Equities, warrants, options and other	33,965	59,035
Net capital		144,832
Computation of alternative net capital requirement		
Net capital requirement (2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)		23,470
Excess net capital		$ 121,362
Percentage of net capital to aggregate debits		12.34%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation and the Company's December 31, 2015 unaudited Part II FOCUS filed on January 27, 2016.

Oppenheimer & Co. Inc. and Subsidiaries
Statement of Segregation Requirements and Funds
in Segregation for Customers Trading on U.S. Commodity Exchanges
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2015

Schedule P

At December 31, 2015, the Company did not carry any commodities customers and, accordingly, there are no items to report under the requirements of this Regulation.

Oppenheimer & Co. Inc. and Subsidiaries
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commodity Futures Trading Commission Regulation 30.7
(Oppenheimer & Co. Inc.-Unconsolidated)
December 31, 2015

Schedule Q

At December 31, 2015, the Company did not carry any foreign futures and foreign options customers and, accordingly, there are no items to report under the requirements of this Regulation.